Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

Effective November 20, 2015, Voya Investors Trust registered Class R6 Shares on behalf of Voya Global Large Cap Growth Portfolio and Voya Large Cap Value Portfolio. In addition, at its September 10, 2015 meeting, the Board of Trustees approved the agreements and other routine matters with respect to the establishment of the Portfolios’ Class R6 shares.